UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

25 OCTOBER 2017

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-211791 and 333-211791-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2017, and is being incorporated by reference into the Registration Statement with File Nos. 333-211791 and 333-211791-01.

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2017.

Statutory basis

Statutory results are set out on pages 5 to 9. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis

These results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.

–	losses on redemption of the Enhanced Capital Notes and the volatility in the value of the embedded equity conversion feature;

–	market volatility and asset sales, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses and insurance gross up;

–	the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

–	restructuring costs, comprising severance related costs relating to the Simplification programme, the costs of implementing regulatory reform and ring-fencing, the rationalisation of the non-branch property portfolio and the integration of MBNA; and

–	payment protection insurance (PPI) and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2017 to the nine months ended 30 September 2016, and the balance sheet analysis compares the Group balance sheet as at 30 September 2017 to the Group balance sheet as at 31 December 2016.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of Lloyds Banking Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; Lloyds Banking Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds Banking Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to Lloyds Banking Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside Lloyds Banking Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside Lloyds Banking Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of Lloyds Banking Group; the ability to attract and retain senior management and other employees; actions or omissions by Lloyds Banking Group's directors, management or employees including industrial action; changes to Lloyds Banking Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by Lloyds Banking Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

KEY HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2017

Statutory profit of £4,845 million, £1,580 million higher than in 2016

•	Statutory profit before tax of £4,845 million (nine months to 30 September 2016: profit of £3,265 million)

Strong underlying performance

•	Underlying profit for the nine months of £6,567 million, 8 per cent higher than the previous year

•	Strong third quarter with increased income driven by organic growth and MBNA

•	Total underlying income for the nine months higher with improved net interest income and other income; net interest margin increased

•	Positive operating jaws

•	Asset quality remains strong

Continued financial strength

•	Strong balance sheet maintained with CET1 capital ratio of 14.1 per cent

•	Transitional tier 1 capital ratio of 17.2 per cent

•	Transitional total capital ratio of 21.2 per cent

Differentiated UK focused business model continues to deliver with the UK economy remaining resilient; well positioned for future growth

•	UK’s largest and top-ranked digital bank; 13.2 million online customers, of which 9 million active mobile customers

•	MBNA integration now expected to complete by end of Q1 2019, ahead of schedule

•	Announced the acquisition of Zurich’s UK workplace pensions and savings business

•	Continued lending growth in targeted segments including the open mortgage book

•	Improved credit ratings from Moody’s: Lloyds Bank plc upgraded to Aa3 and Lloyds Banking Group plc upgraded to A3

•	New organisational structure implemented ahead of announcement of strategic review in February

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months to 30 Sept 2017	Nine months to 30 Sept 2016
	£ million	£ million

Interest and similar income	11,909	12,627
Interest and similar expense	(3,703)	(5,770)
Net interest income	8,206	6,857
Fee and commission income	2,274	2,297
Fee and commission expense	(1,035)	(1,040)
Net fee and commission income	1,239	1,257
Net trading income	7,236	16,474
Insurance premium income	6,009	6,422
Other operating income	1,845	1,684
Other income	16,329	25,837
Total income	24,535	32,694
Insurance claims	(10,535)	(19,842)
Total income, net of insurance claims	14,000	12,852
Regulatory provisions[1]	(1,240)	(1,595)
Other operating expenses	(7,461)	(7,446)
Total operating expenses	(8,701)	(9,041)
Trading surplus	5,299	3,811
Impairment	(454)	(546)
Profit before tax	4,845	3,265
Taxation	(1,386)	(1,189)
Profit for the period	3,459	2,076

Profit attributable to ordinary shareholders	3,102	1,693
Profit attributable to other equity holders[2]	312	307
Profit attributable to equity holders	3,414	2,000
Profit attributable to non-controlling interests	45	76
Profit for the period	3,459	2,076

Basic earnings per share	4.4p	2.5p
Diluted earnings per share	4.4p	2.4p

[1]	In addition, regulatory provisions of £15 million in the nine months to 30 September 2016 were charged against income.
[2]	The profit after tax attributable to other equity holders of £312 million (nine months to 30 September 2016: £307 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £75 million (nine months to 30 September 2016: £61 million).

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sept 2017	At 31 Dec 2016
Assets	£ million	£ million

Cash and balances at central banks	49,771	47,452
Trading and other financial assets at fair value through profit or loss	161,685	151,174
Derivative financial instruments	27,143	36,138
Loans and receivables:
Loans and advances to banks	7,884	26,902
Loans and advances to customers	468,752	457,958
Debt securities	3,703	3,397
	480,339	488,257
Available-for-sale financial assets	47,127	56,524
Other assets	44,897	38,248
Total assets	810,962	817,793

Liabilities
Deposits from banks	28,808	16,384
Customer deposits	413,948	415,460
Trading and other financial liabilities at fair value through profit or loss	54,722	54,504
Derivative financial instruments	27,660	34,924
Debt securities in issue	70,143	76,314
Liabilities arising from insurance and investment contracts	116,507	114,502
Subordinated liabilities	18,020	19,831
Other liabilities	31,952	37,409
Total liabilities	761,760	769,328

Shareholders’ equity	43,379	42,670
Other equity instruments	5,355	5,355
Non-controlling interests	468	440
Total equity	49,202	48,465
Total equity and liabilities	810,962	817,793

STATUTORY (IFRS) PERFORMANCE

Review of results

During the nine months to 30 September 2017, the Group recorded a profit before tax of £4,845 million compared with a profit before tax in the nine months to 30 September 2016 of £3,265 million, an increase of £1,580 million or 48 per cent.

Total income decreased by £8,159 million, or 25 per cent, to £24,535 million in the nine months to 30 September 2017 compared with £32,694 million in the nine months to 30 September 2016, comprising a £9,508 million decrease in other income and a £1,349 million increase in net interest income.

Net interest income was £8,206 million in the nine months to 30 September 2017; an increase of £1,349 million, or 20 per cent, compared to £6,857 million in the nine months to 30 September 2016. There was a decrease of £778 million in the nine months to 30 September 2017 in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICs) included in the consolidated results of the Group. The Group recognised £920 million (nine months to 30 September 2016: £1,698 million) that was attributable to third party investors in respect of its consolidated OEICs as a result of positive market movements in the year to date, with gains ranging from 4.1 per cent to 27.8 per cent in UK and global equity markets and movements ranging from (2.4) per cent to 2.4 per cent in fixed income indices; although market gains on both debt securities and equity shares have been at a lower level than last year. The change in population of consolidated OEICs in 2017 compared to 2016 did not have a significant impact on this figure, contributing a net decrease of £34 million attributable to third party investors. After adjusting for these amounts, net interest income was £571 million, or 7 per cent higher. Average interest-earning assets fell but the net interest margin improved driven by lower deposit and wholesale funding costs which more than offset continued pressure on asset margins.

Other income was £9,508 million lower at £16,329 million in the nine months to 30 September 2017 compared to £25,837 million in the nine months to 30 September 2016. Net fee and commission income was £18 million, or 1 per cent, lower at £1,239 million compared to £1,257 million in the nine months to 30 September 2016. Net trading income decreased by £9,238 million, or 56 per cent, to £7,236 million in the nine months to 30 September 2017 compared to £16,474 million in the nine months to 30 September 2016; this decrease reflected a reduction of £9,346 million in gains on policyholder investments held within the insurance business with reduced gains on both debt securities and equity shares in line with market performance. Net trading income in the Group’s banking business increased by £108 million to £817 million in the nine months to 30 September 2017 compared to £709 million in the nine months to 30 September 2016 in part due to a net release of £50 million in relation to the net derivative valuation adjustment compared to a charge of £42 million in the nine months to 30 September 2016. Insurance premium income was £413 million, or 6 per cent, lower at £6,009 million in the nine months to 30 September 2017 compared with £6,422 million in the same period in 2016; there was a decrease of £325 million in life insurance premiums, with lower levels of bulk annuity income only partly offset by increases in corporate pension products, and a decrease of £88 million in general insurance premiums following the run-down of closed products. Other operating income was £161 million higher at £1,845 million in the nine months to 30 September 2017 compared to £1,684 million in the nine months to 30 September 2016. Other operating income in the nine months to 30 September 2016 included the loss of £721 million on redemption of the Group’s Enhanced Capital Notes but this impact is partly offset in the nine months to 30 September 2017 by a £198 million reduction in gains on sale of available-for-sale financial assets and losses of £15 million on liability management actions in the nine months to 30 September 2017 compared to gains of £133 million in the nine months to 30 September 2016.

Insurance claims expense was £9,307 million lower at £10,535 million in the nine months to 30 September 2017 compared to £19,842 million in the nine months to 30 September 2016. The insurance claims expense in respect of life and pensions business was £9,287 million lower at £10,281 million in the nine months to 30 September 2017 compared to £19,568 million in the nine months to 30 September 2016; this decrease reflects a similar reduction in net trading income. Insurance claims in respect of general insurance business were £20 million, or 7 per cent, lower at £254 million in the nine months to 30 September 2017 compared to £274 million in the same period in 2016.

STATUTORY (IFRS) PERFORMANCE (continued)

Operating expenses decreased by £340 million to £8,701 million in the nine months to 30 September 2017 compared with £9,041 million in the nine months to 30 September 2016. A provision of £1,240 million was made in respect of conduct issues in the nine months to 30 September 2017 compared to a charge of £1,595 million in the same period in 2016. The charge in 2017 includes £700 million in respect of PPI; claim levels increased as expected in the third quarter following the FCA advertising campaign reaching about 16,000 per week and have now reduced to about 11,000 per week, above the Group’s assumed run-rate of about 9,000 per week. Other conduct provisions of £540 million cover a number of items including packaged bank accounts and arrears handling. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and the Group is reimbursing mortgage arrears fees. The Group is also currently undertaking a review of the HBOS Reading fraud and is in the process of paying compensation to the victims of the fraud for economic losses, ex-gratia payments and awards for distress and inconvenience. A provision of £100 million was taken and reflects the estimated compensation costs for HBOS Reading.

Excluding all conduct charges from both years, operating expenses were £15 million higher at £7,461 million in the nine months to 30 September 2017 compared to £7,446 million in the nine months to 30 September 2016. Staff costs were £63 million, or 2 per cent, lower at £3,524 million in the nine months to 30 September 2017 compared with £3,587 million in the nine months to 30 September 2016; annual pay rises have been offset by the impact of headcount reductions resulting from the Group’s rationalisation programmes and there has been a reduction in severance costs. Premises and equipment costs were £71 million or 14 per cent, higher at £596 million in the nine months to 30 September 2017 compared with £525 million in the nine months to 30 September 2016, in part due to lower profits on sale of tangible assets. Other expenses were £46 million, or 3 per cent, higher at £1,603 million in the nine months to 30 September 2017 compared to £1,557 million in the nine months to 30 September 2016. Depreciation and amortisation costs were £39 million, or 2 per cent, lower at £1,738 million in the nine months to 30 September 2017 compared to £1,777 million in the nine months to 30 September 2016, as higher depreciation on operating lease assets due to increased balances has been offset by reduced charges on intangible assets following certain intangibles related to the acquisition of HBOS in 2009 becoming fully amortised.

Impairment losses decreased by £92 million, or 17 per cent, to £454 million in the nine months to 30 September 2017 compared with £546 million in the nine months to 30 September 2016; with the decrease being due to a charge of £6 million in the nine months to 30 September 2017, compared to £146 million in the nine months to 30 September 2016, in respect of the impairment of available-for-sale financial assets. Impairment losses in respect of loans and advances to customers were £40 million, or 10 per cent, higher at £454 million in the nine months to 30 September 2017 compared with £414 million in the nine months to 30 September 2016; however the charge in 2017 includes £63 million from the consolidation of MBNA, excluding which the charge is £23 million lower. The UK housing market has been resilient and overall credit performance in the mortgage book remains stable. The Motor Finance book benefits from conservative residual values and prudent provisioning with stable credit performance. The credit card book continued to perform strongly, with reductions in persistent debt, and benefiting from a conservative risk appetite. The MBNA portfolio is performing in line with both the Group’s expectations and the existing credit card book.

In the nine months to 30 September 2017, the Group recorded a tax charge of £1,386 million compared to a charge of £1,189 million in the nine months to 30 September 2016, representing an effective tax rate of 29 per cent, compared to the standard UK corporation tax rate of 19.25 per cent, principally as a result of the banking surcharge and restrictions on the deductibility of conduct provisions.

STATUTORY (IFRS) PERFORMANCE (continued)

Total assets were £6,831 million lower at £810,962 million at 30 September 2017 compared to £817,793 million at 31 December 2016. Trading and other financial assets at fair value through profit or loss were £10,511 million, or 7 per cent, higher at £161,685 million compared to £151,174 million at 31 December 2016 due to the inclusion of the Group’s investments in OEICs which are no longer consolidated. However, loans and advances to banks were £19,018 million, or 71 per cent, lower at £7,884 million compared to £26,902 million at 31 December 2016 as a result of a number of OEICs no longer being consolidated following a reduction in the Group’s interests in such OEICs. Loans and advances to customers were £10,794 million higher at £468,752 million at 30 September 2017 compared to £457,958 million at 31 December 2016; the addition of £8,003 million of lending following the acquisition of MBNA and a £5,841 million increase in reverse repurchase agreement balances together with the impact of the reacquisition of a portfolio of mortgages from TSB and growth in Consumer Finance and SME lending have more than offset reductions in the larger corporate sector, as the Group focuses on optimising capital and returns, and in closed mortgage books.

Total liabilities were £7,568 million, or 1 per cent, lower at £761,760 million at 30 September 2017 compared to £769,328 million at 31 December 2016. Deposits from banks were £12,424 million, or 76 per cent, higher at £28,808 million at 30 September 2017 compared to £16,384 million at 31 December 2016 as a result of an increase of £14,184 million in repurchase agreements, used as a favourable form of funding. Customer deposits were £1,512 million lower at £413,948 million compared to £415,460 million at 31 December 2016 as a £1,760 million reduction in repurchase agreement balances and reductions in non-relationship deposit balances were more than offset by strong inflows from Commercial clients. Debt securities in issue were £6,171 million, or 8 per cent, lower at £70,143 million at 30 September 2017 compared to £76,314 million at 31 December 2016 following maturities of some tranches of securitisation notes and covered bonds. Other liabilities were £5,457 million, or 15 per cent, lower at £31,952 million at 30 September 2017 compared to £37,409 million at 31 December 2016 reflecting the deconsolidation of a number of OEICs.

Total equity was £737 million higher at £49,202 million at 30 September 2017 compared to £48,465 million at 31 December 2016; as retained profits have been partly offset by dividend payments and negative movements in the Group’s cash flow hedging reserve.

The Group’s IFRS 9 implementation is nearing completion, including embedding of the new systems and processes. It is currently expected that the CET1 capital impact before any transitional relief will be a reduction of between 10 and 30 basis points after taking account of any offset against regulatory expected losses, mainly as a result of additional impairment provisions. As a consequence, on transition IFRS 9 is not expected to have a material impact on the Group‘s capital position.

At the end of September the credit rating for Lloyds Bank plc was upgraded by one notch to Aa3 by Moody’s. This reflected improvements in asset risk and capital levels combined with an expectation of improving profitability as conduct charges decrease. The Lloyds Banking Group plc (HoldCo) rating was also upgraded by one notch to A3 as a result.

STATUTORY (IFRS) PERFORMANCE (continued)

	At 30 Sept	At 31 Dec
	2017	2016
Capital resources (transitional)	£ million	£ million
Common equity tier 1
Shareholders’ equity per balance sheet	43,379	42,670
Deconsolidation adjustments[1]	1,561	1,342
Other adjustments	(2,414)	(3,893)
Deductions from common equity tier 1	(12,007)	(11,220)
Common equity tier 1 capital	30,519	28,899

Additional tier 1 instruments	8,075	8,626
Deductions from tier 1	(1,291)	(1,329)
Total tier 1 capital	37,303	36,196

Tier 2 instruments and eligible provisions	10,342	11,113
Deductions from tier 2	(1,635)	(1,571)
Total capital resources	46,010	45,738

Total risk-weighted assets	217,014	215,446

Leverage[2]
Statutory balance sheet assets	810,962	817,793
Deconsolidation, qualifying central bank claims and other adjustments[1]	(205,077)	(210,915)
Off-balance sheet items	57,860	58,685
Total exposure measure	663,745	665,563
Average exposure measure[5]	666,666

CRD IV exposure measure[3]	709,976	707,073

Ratios
Common equity tier 1 capital ratio	14.1%	13.4%
Tier 1 capital ratio	17.2%	16.8%
Total capital ratio	21.2%	21.2%
UK leverage ratio[4]	5.4%	5.1%
Average UK leverage ratio[5]	5.3%
CRD IV leverage ratio	5.0%	4.8%

[1]	Deconsolidation adjustments relate to the deconsolidation of certain Group entities for regulatory capital and leverage purposes, being primarily the Group’s Insurance business.
[2]	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.
[3]	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.
[4]	The countercyclical leverage buffer is currently nil.
[5]	The average UK leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter (1 July 2017 to 30 September 2017). The average of 5.3 per cent compares to 5.2 per cent at the start and 5.4 per cent at the end of the quarter, primarily reflecting a strengthening of the tier 1 capital position over the quarter.

The Group has strengthened its capital position, with a common equity tier 1 ratio of 14.1 per cent (31 December 2016: 13.4 per cent), largely driven by retained profit for the period, net of dividends paid out and accrued, and movements in reserves, offset by an increase in the deduction for goodwill and other intangible assets following the acquisition of MBNA. The tier 1 capital ratio increased to 17.2 per cent (31 December 2016: 16.8 per cent) and the total capital ratio remained flat at 21.2 per cent (31 December 2016: 21.2 per cent). Risk-weighted assets increased by £1,568 million, or 1 per cent, to £217,014 million at 30 September 2017 compared to £215,446 million at 31 December 2016.

PERFORMANCE ON AN UNDERLYING BASIS

Underlying results

On an underlying basis, the Group’s profit before tax increased by £494 million, or 8 per cent, to £6,567 million in the nine months to 30 September 2017, compared with £6,073 million in the same period in 2016.

Total income increased, with growth in both net interest and other income. Net interest income increased as a result of an improvement in net interest margin, only partly offset by a reduction in average interest-earning assets. The improvement in margin continues to be driven by lower deposit and wholesale funding costs which more than offset continued pressure on asset margins. The nine months to 30 September 2017 also includes a benefit from the acquisition of MBNA. Average interest-earning assets were lower than in the same period of 2016, reflecting lower balances in run-off, global corporates and closed book mortgages.

Other income was higher in the nine months to 30 September 2017, compared with the nine months to 30 September 2016 and includes the £146 million gain on sale of the Group’s interest in VocaLink. The increased income is driven by growth in the Lex Autolease business and strong performance in Commercial Banking.

Operating costs were higher than in 2016 with the increase entirely due to MBNA operating costs of £69 million in the period. The Group continues to invest significant amounts in developing its digital capability and further simplifying its processes, and delivered further efficiency savings through the Simplification programme in the period. The annual Simplification run-rate savings achieved by the end of September were £1.3 billion against a targeted £1.4 billion by the end of the year. The cost:income ratio improved.

Asset quality remains strong and the loan portfolios are well positioned, reflecting the Group’s continued prudent approach to credit risk appetite. The asset quality ratio for the nine months increased, reflecting lower provision write-backs and releases, whilst the gross asset quality ratio remained unchanged, reflecting strong asset quality. The impairment charge increased, although this reflected a single large corporate impairment and the consolidation of MBNA. The UK housing market has been resilient and overall credit performance in the mortgage book remains stable. The Motor Finance book benefits from conservative residual values and prudent provisioning with stable credit performance. The credit card book continued to perform strongly, with reductions in persistent debt, and benefiting from a conservative risk appetite. The MBNA portfolio is performing in line with both the Group’s expectations and the existing credit card book.

Reconciliation of underlying profit to statutory profit before tax

	Nine months to 30 Sept 2017	Nine months to 30 Sept 2016
	£m	£m

Underlying profit	6,567	6,073
Volatility and other items
Enhanced Capital Notes	–	(790)
Market volatility and asset sales	256	393
Amortisation of purchased intangibles	(64)	(255)
Restructuring costs	(469)	(390)
Fair value unwind and other	(205)	(156)
	(482)	(1,198)
Payment protection insurance provision	(700)	(1,000)
Other conduct provisions	(540)	(610)
Profit before tax – statutory	4,845	3,265

Enhanced Capital Notes

The charge of £790 million for Enhanced Capital Notes in the first nine months of 2016 represented the write-off of the embedded derivative and premium paid on the redemption of remaining notes.

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Market volatility and asset sales

Market volatility and asset sales of £256 million included positive volatility in the insurance business of £217 million. The credit of £393 million in the nine months to 30 September 2016 included the gain on sale of Visa Europe of £484 million offset by negative volatility in the insurance business of £157 million.

Amortisation of purchased intangibles

Amortisation of purchased intangibles was lower at £64 million (nine months to 30 September 2016: £255 million) as certain intangible assets are now fully amortised.

Restructuring costs

Restructuring costs increased to £469 million and comprised severance costs relating to the Simplification programme, the rationalisation of the non-branch property portfolio, the integration of MBNA and the work on implementing the ring-fencing requirements.

Payment protection insurance (PPI)

There was a charge of £700 million charge for PPI (nine months to 30 September 2016: £1,000 million); claim levels increased as expected in the third quarter of 2017 following the FCA advertising campaign reaching about 16,000 per week and have now reduced to about 11,000 per week, above the Group’s assumed run-rate of about 9,000 per week.

Other conduct provisions

Other conduct provisions of £540 million (nine months to 30 September 2016: £610 million) cover a number of items including packaged bank accounts and arrears handling. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and the Group is reimbursing mortgage arrears fees. The Group is also currently undertaking a review of the HBOS Reading fraud and is in the process of paying compensation to the victims of the fraud for economic losses, ex-gratia payments and awards for distress and inconvenience. A provision of £100 million was taken and reflects the estimated compensation costs for HBOS Reading.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ George Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Date:	25 October 2017